UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Muscle Maker, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

627333107

(CUSIP Number)

AGGIA LLC FZ

Business Center 1, M Floor

The Meidan Hotel

And al Sheba, Dubai, U.A.E.

(905) 660-1919

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. AGGIA LLC FZ
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,848,806
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,848,806
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,848,806
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.86% **
14	Type of Reporting Person (See Instructions) OO

** The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 29,318,520 shares of Common Stock (as defined below) outstanding as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on March 21, 2023, beneficially owned by the Reporting Persons.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Shares”), of Muscle Maker, Inc. a Nevada corporation (the “Issuer”) whose principal executive offices are located at 1751 River Run, STE 200, Fort Worth, Texas 76107. On October 19, 2022, the Issuer formed Sadot LLC, a Delaware limited liability company and a wholly owned subsidiary of Issuer (“Sadot”). On November 14, 2022 (the “Effective Date”), the Issuer, Sadot and Aggia LLC FC, a company formed under the laws of United Arab Emirates (“Aggia”) entered into a Services Agreement (the “Services Agreement”) whereby Sadot engaged Aggia to provide certain advisory services to Sadot for creating, acquiring and managing Sadot’s business of wholesaling food and engaging in the purchase and sale of physical food commodities. The closing date of the Services Agreement was November 16, 2022. The parties entered into Addendum 1 to the Services Agreement (“Addendum 1”) on November 17, 2022. As consideration for Aggia providing the services to Sadot, the Issuer agreed to issue shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), to Aggia subject to Sadot generating net income measured on a quarterly basis at per share price of $1.5625, subject to equitable adjustments for any combinations or splits of the Common Stock occurring following the Effective Date (the “Per Share Price”). Upon Sadot generating net income for any fiscal quarter, the Company shall issue Aggia a number of shares of Common Stock equal to the net income for such fiscal quarter divided by the Per Share Price (the “Shares”). The Company may only issue authorized, unreserved Shares of Common Stock. The Company will not issue Aggia in excess of 14,424,275 Shares representing 49.999% of the number of issued and outstanding shares of Common Stock as of the Effective Date (the “Shares Cap”). On March 27, 2023, the Company issued 2,848,806 shares of Common Stock to Aggia in accordance with Services Agreement.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following person (the “Reporting Person”):

AGGIA LLC FZ (“AGGIA”)

AGGIA is organized under the laws of the United Arab Emirates. Moshe Aaron Bergman is the control person for Aggia. The address for the principal business office of the Reporting Person is Business Center 1, M Floor, The Meidan Hotel, And al Sheba, Dubai, U.A.E.

The principal business of AGGIA is providing consulting services pertaining to the wholesaling of food and engaging in the purchase and sale of physical food commodities.

During the last five years, each one of the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 1 above.

Item 4.	Purpose of Transaction

See Item 1 above. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person, as well as the number of Common Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,424,000 Common Shares outstanding as of October 20, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
AGGIA LLC FZ	2,848,806	8.86%	2,848,806	0	2,848,806	0

The securities reported above are held of record by AGGIA and include 2,848,806 shares of Common Stock.

AGGIA is the record holder of the securities reported herein. Benjamin Petel is the Chief Executive Officer of AGGIA.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Services Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Services Agreement between Muscle Maker, Inc., Sadot LLC and Aggia LLC FC dated November 14, 2022 (Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 18, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2023

AGGIA LLC FZ

/s/ Benjamin Petel
Name:	Benjamin Petel
Title:	Delegated Director